Exhibit 4.1

CNB Financial Corporation &

CNB Bank

Amended and Restated

Articles of Incorporation

1.	The name of the corporation is: CNB FINANCIAL CORPORATION

2.	The address of the registered office of the corporation in Pennsylvania (which is located in Clearfield County) is:

1 South Second Street

Clearfield, PA 16830

3.	The corporation is incorporated under the Business Corporation Law of 1988, as amended (the “BCL”). The term of the corporation shall be perpetual.

4.	The aggregate number of shares that the corporation shall have authority to issue is 50,000,000 shares, no par value per share. The Board of Directors shall have the full authority permitted by law to divide the authorized and unissued shares into classes or series, or both, and to determine for any such class or series its designation and the number of shares of the class or series and the voting rights, preferences, limitations and special rights, if any, of the shares of the class or series.

5.	The shareholders shall not have preemptive rights or the right to cumulate their votes in the election of directors.

6.	The corporation shall have unlimited power to engage in and to do any lawful business for which corporations may be incorporated under the BCL.

7.	If the Board of Directors is classified by the Bylaws, the number of directors of each class shall be determined by the Board of Directors and need not be equal.

8.	In order to effect the merger or consolidation of this corporation into another corporation which is not a wholly owned subsidiary of this corporation, the affirmative vote of 66% of the outstanding shares entitled to vote shall be required.

9.	The shareholders have reserved the right to amend the Bylaws to themselves by affirmative vote of the shares voting.